UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 29, 2019	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

FIRST QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q1 2019 Results

SHENZHEN, PRC – April 29, 2019 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the first quarter ended March 31, 2019.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results
	Q1 2019	Q1 2018	YoY(%)(a)
Operation income	$581	$—	—
Net operation income	$345	$—
Operating loss	$(3,264)	$(9,116)	—
% of operation income	(561.8)%	—
per share (diluted)	$(0.09)	$(0.24)	—
Net (loss) income	$(1,791)	$2,568	—
% of operation income	(308.3)%	—
Basic (loss) income per share	$(0.05)	$0.07	—
Diluted (loss) income per share	$(0.05)	$0.07	—
Weighted average number of shares (’000)
Basic	38,192	37,669
Diluted	38,192	38,527

 ____________________

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss.
(b)

This information presented here has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of the first quarter of 2019 on page 6, Condensed Consolidated Statements of Comprehensive Income

	Financial Position
	As of March 31,	As of December 31,	As of March 31,
	2019	2018	2018
Cash and cash equivalents(a)	$85,365	$62,919	$169,892
Short term investments(b)	$12,273	$46,952	$3,344
Real estate properties under development, net	$186,457	$171,610	$56,193
Property, plant and equipment, net	$27,554	$27,442	$34,940
Total assets	$322,150	$318,107	$272,264
Accounts payable	$88,551	$87,214	$3,189
Deposits received	$460	$—	$—
Total shareholders’ equity	$229,864	$227,891	$255,931
Total number of common shares issued	38,193	38,187	37,776

____________________

Notes:

(a)	Cash and cash equivalents includes all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short term investments include all highly liquid investments with original maturities of greater than three months and less than 12 months. Investments that are expected to be realized in cash during the next 12 months are also included in short term investments.

	Financial Ratio
	As of March 31,	As of December 31,	As of March 31,
	2019	2018	2018
Ratio of cash(a) to current liabilities	1.06	1.22	10.61
Current ratio(b)	1.15	1.29	10.94
Ratio of total assets to total liabilities	3.49	3.53	16.67
Return on equity	(3.1)%	(5.6)%	4.1%
Ratio of total liabilities to total equity	0.40	0.40	0.06

____________________

Notes:

(a)	Cash in this financial ratio include cash, cash equivalents and short term investments.
(b)	Current ratio means all current assets, including prepaid expenses and other receivables, divided by all current liabilities.

FINANCIAL RESULTS

Net Operation Income

Net operation income for the first quarter of 2019 was $0.3 million compared to nil in the first quarter of 2018. Operation income for the first quarter of 2019 mainly consisted of rental income of $0.5 million from the existing factory buildings located on the site of Phase II of Nam Tai Inno City and Wuxi.

Operating Loss

Operating loss for the first quarter of 2019 was $3.3 million compared to an operating loss of $9.1 million in the first quarter of 2018. Operating loss for the first quarter of 2019 mainly consisted of general and administrative expenses of 2.9 million and selling and marketing expenses of $0.7 million; offset in part by our net operation income of $0.3 million for the period. Operating loss for the first quarter of 2018 mainly consisted of general and administrative expenses of $9.1 million that mainly included accrual of compensation for loss of office of $3.7 million for the retirement of a senior officer, stock option compensation expenses of $1.4 million for certain officers and employees, salary and benefits of $1.8 million, depreciation of $1.0 million and audit, legal and professional fees of $0.6 million.

Net (Loss) Income

Net loss for the first quarter of 2019 was $1.8 million compared to net income of $2.6 million in the first quarter of 2018. Net loss for the first quarter of 2019 mainly consisted of operating loss of $3.3 million, offset in part by interest income of $0.8 million earned from time deposits and exchange gain of $0.6 million as a result of the appreciation of Renminbi against the US dollar in the first quarter of 2019. Net income for the first quarter of 2018 mainly consisted of a gain of $6.8 million on disposal of an office property in Hong Kong, exchange gain of $3.3 million as a result of the appreciation of Renminbi against the US dollar in the first quarter of 2018 and interest income of $1.5 million earned from time deposits, offset in part by operating loss of $9.1 million.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments decreased by $12.3 million in the first quarter of 2019 from $109.9 million as of December 31, 2018 to $97.6 million as of March 31, 2019. This decrease was mainly due to $11.9 million spent for Nam Tai Inno Park and Nam Tai Inno City – Phase I in the first quarter of 2019.

Real Estate Properties under Development, Net

Real estate properties under development increased by $14.9 million in the first quarter of 2019 from $171.6 million as of December 31, 2018 to $186.5 million as of March 31, 2019. This increase mainly consisted of $11.6 million for construction completed for both Nam Tai Inno Park and Nam Tai Inno City – Phase I, capitalized under percentage-of-completion method (before foreign currency translation adjustment).

Accounts Payable

Accounts payable increased by $1.4 million in the first quarter of 2019 from $87.2 million as of December 31, 2018 to $88.6 million as of March 31, 2019. This increase mainly consisted of accrued payable for construction completed for both Nam Tai Inno Park and Nam Tai Inno City – Phase I, accounted for under percentage-of-completion method.

Liquidity and Capital Resources

As of March 31, 2019, we had a total cash balance of $85.4 million and we have no material debt. According to our project development plan, project investment for the second quarter of 2019 is estimated to be $27.5 million. The total project investment for the year 2019 is estimated to be $167.0 million. We plan to seek additional borrowing facilities or alternative funding sources in 2019 for our various development projects.

Please see page 6 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of the first quarter of 2019 on page 6, Condensed Consolidated Statements of Comprehensive Income.

RECENT DEVELOPMENTS

The development of Nam Tai Inno Park in Guangming, Shenzhen, and Nam Tai Inno City in Gushu, Shenzhen, continues to proceed smoothly.

For Nam Tai Inno Park, our construction continued smoothly in the first quarter of 2019. After the opening of our industrial showroom at the end of December 2018, we held a number of industrial conferences including an Internet-of-Things industry conference on December 22, 2018, a discussion forum to commemorate the 20th anniversary of the Guangdong High-Tech Industry Chamber on March 15, 2019 and an academic & expert discussion forum on the development of Nam Tai Inno Park on March 20, 2019, as well as several technology park community building events. Our industrial showroom and the various forums and events it hosted were designed to attract potential tenants and promote our brand as an operator of technology parks. As a result of these conferences and events, we have established a number of contacts with potential tenants as well as the receipt of deposits for future leases for 156 dormitory units from potential tenants.

For Phase I of Nam Tai Inno City, we have obtained the early construction permit for the pile foundation in November 2018 and began pile driving and foundation laying in the first quarter of 2019. We aim to complete the foundation building process before the receipt of our construction permit for the main structure, which is expected to be obtained in the second half of 2019. We also plan to pay $49.8 million for additional land premium by mid 2019. Payment of the additional land premium is required by the land use right contract re-executed on October 25, 2018 between us and the urban planning, land and resources commission of Shenzhen municipality. Our payment of additional land premiums may be offset in part by the increased cost basis of our developed project when calculating land appreciation tax on sales of the subdivided units.

For Phase II of Nam Tai Inno City, as of March 31, 2019, we had leased out approximately 90% of the spaces in existing buildings to Medium-small or early stage companies. In line with our plan to maintain active operation of the facilities ahead of their redevelopment, we held several industrial events including an intellectual property law forum on March 17, 2019, where several policy makers and industry speakers discussed local policies and subsidies regarding the promotion of technology companies with valuable intellectual properties. We will continue to strengthen our brand as a technology park operator by providing our corporate tenants and Shenzhen’s technology community with these value-added services.

As for our Wuxi facility, we rented and delivered the facilities to a third party for further renovation and development in February 2019.

OPERATING RESULTS

As of March 31,
2019
(in square meter)
Project under development	331,832
Project for Future Development	364,795
Total	696,627

Project Portfolio - As of March 31, 2019

Projects		Inno Park	Inno City – Phase I	Inno City – Phase II
	Location	Shenzhen	Shenzhen	Shenzhen
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory
	Site Area (sq.m.)	103,739	22,364	22,367
	Total GFA (sq.m.)	331,832	194,595	170,200(b)
Total GFA	Under Development (sq.m.)	331,832	—	—
	Under Operation (sq. m.)	—	—	—
	Future Development (sq. m.)	—	194,595	170,200
	Interest attributable to us	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen

Notes:

(a)	The types of our projects are based on our planning or certificates issued by the relevant authority and may be changed subject to the relevant authority’s final approval.
(b)

The gross floor area and type are based on the assumption that we will receive M-0 zoning approval for the entire Phase II site prior to its development. If we do not receive the M-0 zoning approval, we will be required to develop Phase II under the M-1 zoning requirement. In that case, appropriate adjustments to our plan will have to be made.

(c)	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Properties under Development

The table below sets forth certain information of our property projects or project phases under development as of March 31, 2019, comprising properties for which the land use right certificate and construction permits have been obtained, construction is in progress but before construction acceptance certificates have be obtained.

Project		Inno Park
City		Shenzhen
(Estimated) Total GFA	(sq. m.)	331,832
Leasable GFA or Estimated Total Leasable GFA	(sq. m.)	265,000
Commencement Time		May 2017
Status of Pre-sale permit		Not eligible
Estimated Completion Time		2020 Q4
Interest Attributable to us		100%

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of March 31, 2019, comprising properties for which we have obtained the land use right certificate or we have entered into land grant contracts although the land use right certificate is not yet obtained, or the relevant lands and resources authority has confirmed our successful bidding in a public auction.

Project		Inno City – Phase I	Inno City – Phase II
Location		Shenzhen	Shenzhen
Estimated Total GFA(1)	(sq. m.)	194,595	170,200
Estimated Completion Time		2021	2025

Note:

(1) The estimated total GFA is based on our future planning and is subject to the relevant authority’s final approval.

Potential Risks in Our Business

There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time.

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2019

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management expects to release the quarterly financial results in accordance with the following schedule for 2019. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2019	April 29, 2019 (Monday)
Q2 2019	July 29, 2019 (Monday)
Q3 2019	October 28, 2019 (Monday)
Q4 2019	January 27, 2020 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are an owner, developer and operator of technology parks. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Cameron Associates

Mr. Kevin McGrath

Tel.:212.245.4577

E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED MARCH 31, 2019 AND 2018

(In Thousands of US dollars except share and per share data)

	Three months ended March 31,
	2019	2018
Operation income (1)	$581	$—
Operation expense	(236)	—
Net operation income	345	—
Costs and expenses
General and administrative expenses	2,948	9,116
Selling and marketing expenses	661	—
	3,609	9,116
Operating loss	(3,264)	(9,116)
Other income, net (2)	639	3,449
Interest income	834	1,507
Gain on disposal of property	—	6,763
Write off of demolished building	—	(35)
(Loss) income before income tax	(1,791)	2,568
Consolidated (loss) income	(1,791)	2,568
Functional currency translation adjustment	3,601	6,038
Other comprehensive income (3)	3,601	6,038
Consolidated comprehensive income	1,810	8,606
(Loss) Earnings per share
Basic	$(0.05)	$0.07
Diluted	$(0.05)	$0.07
Weighted average number of shares (’000)
Basic	38,192	37,669
Diluted	38,192	38,527

Notes:

(1)	The property at Phase II in Gushu has been rented to several tenants since July 2018. The property at Wuxi has been rented to a third party lessee with a term of 12 years ending in October 2030.
(2)	Other income, net, includes an exchange gain of $0.6 million and $3.3 million for the three months ended March 31, 2019 and 2018 respectively.
(3)	Other comprehensive income is due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2019 AND DECEMBER 31, 2018

(In Thousands of US dollars)

	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents(1)	$85,365	$62,919
Short term investments(1)	12,273	46,952
Accounts receivable	391	226
Prepaid expenses and other receivables	7,770	6,663
Total current assets	105,799	116,760
Long term investments	2,247	2,204
Real estate properties under development, net(2)	186,457	171,610
Property, plant and equipment, net	27,554	27,442
Other assets	93	91
Total assets	$322,150	$318,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$88,551	$87,214
Accrued expenses and other payables	2,781	2,993
Deposits received	460	—
Total current liabilities	91,792	90,207
Long term rental deposits	486	—
Financial lease payable	8	9
Total liabilities	92,286	90,216
EQUITY
Shareholders’ equity:
Common shares	382	382
Additional paid-in capital	257,288	257,125
Accumulated losses	(15,120)	(13,329)
Accumulated other comprehensive loss(3)	(12,686)	(16,287)
Total shareholders’ equity	229,864	227,891
Total liabilities and shareholders’ equity	$322,150	$318,107

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $12.3 million and $39.4 million as at March 31, 2019 and December 31, 2018, respectively, are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet.

(2)	Capitalization on project investment was $11.6 million for the first quarter of 2019, our accumulated project investment was $186.5 million up to March 31, 2019.
(3)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED MARCH 31, 2019 AND 2018

(In Thousands of US dollars)

	Three months ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net (loss) income	$(1,791)	$2,568
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, and land use rights	430	1,015
Gain on disposal of property, plant and equipment	—	(6,956)
Write off demolished building	—	35
Share-based compensation expenses	129	1,366
Unrealized exchange gain	(602)	(3,124)
Changes in current assets and liabilities:
Increase in account receivables	(165)	—
Increase in prepaid expenses and other receivables	(1,107)	(302)
Increase in accrued expenses and other payables	248	3,585
Increase in long term rental deposit	486	—
Total adjustments	(581)	(4,381)
Net cash used in operating activities	$(2,372)	$(1,813)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development	$(11,916)	$(4,329)
Purchase of property, plant & equipment	(247)	(501)
Decrease in deposits for real estate properties under development	—	19
Increase in deposits for purchase of property, plant and equipment	—	(61)
Proceeds from disposal of property, plant and equipment	—	9,706
Proceeds from disposal of demolished building	—	197
Proceeds from disposal of other asset	—	50
Decrease (increase) in short term investments	34,679	(3,344)
Net cash provided by investing activities	$22,516	$1,737
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(2,629)
Proceeds from shares issued for option exercise	34	1,384
Net cash provided by (used in) financing activities	$34	$(1,245)
Net increase (decrease) in cash and cash equivalents	$20,178	$(1,321)
Cash and cash equivalents at beginning of period	62,919	165,173
Effect of exchange rate changes on cash and cash equivalents	2,268	6,040
Cash and cash equivalents at end of period	$85,365	$169,892

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED MARCH 31, 2019 AND 2018

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2018, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending December 31, 2019.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income was $1,810 and $8,606 for the three months ended March 31, 2019 and 2018.

4.	A summary of the operation income, other income, net, net (loss) income and long-lived assets by geographical areas is as follows:

	Three months ended March 31,
	2019	2018
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$581	$—
OTHER INCOME, NET:
- Gain on exchange difference	$602	$3,254
- Others	37	195
Total other income, net	$639	$3,449
NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(1,576)	$(1,881)
- Hong Kong	(215)	4,449
Total net (loss) income	$(1,791)	$2,568

	March 31, 2019	December 31, 2018
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$186,457	$171,610
- Property, plant and equipment in PRC, excluding Hong Kong	27,184	27,186
- Hong Kong	370	256
Total long-lived assets	$214,011	$199,052